SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. __)*


                              THE MCCLATCHY COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   579489-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Karole Morgan-Prager, Esq.
                     Vice President and Corporate Secretary
                              The McClatchy Company
                          2100 Q Street, P.O. Box 15779
                              Sacramento, CA 95852
                                 (916) 321-1828
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 18, 1998
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 579489-10-5                  13D                     Page 2 of 7 Pages


1.       NAME OF REPORTING PERSON                      Molly Maloney Evangelisti

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON
________________________________________________________________________________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
________________________________________________________________________________

3.       SEC USE ONLY
________________________________________________________________________________

4.       SOURCE OF FUNDS                                                      OO
________________________________________________________________________________

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
________________________________________________________________________________

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
________________________________________________________________________________

  NUMBER OF         7.    SOLE VOTING POWER                            3,825,271
   SHARES           ____________________________________________________________
BENEFICIALLY
  OWNED BY          8.    SHARED VOTING POWER                          1,865,000
    EACH            ____________________________________________________________
  REPORTING
   PERSON           9.    SOLE DISPOSITIVE POWER                       3,825,271
    WITH            ____________________________________________________________

                    10.   SHARED DISPOSITIVE POWER                     1,865,000
________________________________________________________________________________

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                              5,690,271
________________________________________________________________________________

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             |_|
________________________________________________________________________________

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                26.3%
________________________________________________________________________________

14.      TYPE OF REPORTING PERSON                                             IN
________________________________________________________________________________

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CUSIP No. 579489-10-5                  13D                     Page 3 of 7 Pages


ITEM 1.  SECURITY AND ISSUER.

         (a) Title of class of equity securities: Class A Common Stock, $0.01 par value.

         (b) Name of Issuer: The McClatchy Company.

         (c) Address of the principal executive office of the issuer: 2100 "Q" Street Sacramento, California 95816

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name:  Molly Maloney Evangelisti.

         (b) Residence or business address:
             The McClatchy Company
             2100 "Q" Street
             P.O. Box 15779
             Sacramento, CA 95852

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Molly Maloney Evangelisti is a Director of The McClatchy Company, a Delaware corporation, with principal executive offices at 2100 "Q" Street, Sacramento, California 95852, the primary business of which is newspaper publishing. Ms. Evangelisti worked in various capacities for THE SACRAMENTO BEE from October 1978 to December 1996.

         (d) Molly Maloney Evangelisti, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Molly Maloney Evangelisti, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or

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CUSIP No. 579489-10-5                  13D                     Page 4 of 7 Pages


state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4.

ITEM 4. PURPOSE OF THE TRANSACTION. On June 18, 1998, Molly Maloney Evangelisti became one of two co-trustees of the Betty Lou Maloney Trust dated September 7, 1993 (the "Trust") estab- lished for the benefit of Brown McClatchy Maloney, Molly Maloney Evangelisti and others. Brown McClatchy Maloney and Molly Maloney Evangelisti became co-trustees by reason of the death of Betty Lou Maloney on June 18, 1998.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         According to the most recently available Form 10-Q of The McClatchy Company, there are 15,949,695 shares of Class A Common Stock issued and outstanding.

         (a) Amount beneficially owned:  5,690,271
             Percent of class:  26.3%

         (b) The number of shares as to which Molly Maloney Evangelisti has:

              (i) Sole power to vote or direct the vote: 3,825,271 shares;

              (ii) Shared power to vote or direct the vote: 1,865,000 shares;

              (iii) Sole power to dispose or direct the disposition of:
         3,825,271 shares;

              (iv) Shared power to dispose or direct the disposition of:
         1,865,000 shares.

         5,662,500 of the shares which are the subject of this Schedule 13D are shares of Class B Common Stock of the Issuer,

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CUSIP No. 579489-10-5                  13D                     Page 5 of 7 Pages


which are convertible on a one-for-one basis at any time into shares of Class A Common Stock; 15,469 shares are subject to stock options which are currently exercisable; and 1,865,000 shares are held by the Trust, of which Molly Maloney Evangelisti is a co-trustee and beneficiary. The filing of this Schedule 13D shall not be construed as an admission that Molly Maloney Evangelisti is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of all such 1,865,000 shares held by the Trust and she expressly disclaims ownership except to the extent of her pecuniary interest in the shares held by the Trust.

         The following information applies to the person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

         o Name:  Brown McClatchy Maloney.

         o Residence or business address:

           Olympic View Publishing Co.
           P.O. Box 1750
           Sequim, WA 98382

         o Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Brown McClatchy Maloney is Chairman of the Olympic View Publishing Co., P.O. Box 1750, Sequim, WA 98382.

         o Brown McClatchy Maloney, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         o Brown McClatchy Maloney, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of,

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CUSIP No. 579489-10-5                  13D                     Page 6 of 7 Pages


or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         o Citizenship: United States.

         (c) None.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as may be contemplated by that certain Stockholders' Agreement which will terminate September 17, 2047 (unless terminated earlier in accordance with its terms), which is described in the 1998 proxy statement of The McClatchy Company and a copy of which has been made publicly available as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 33-17270), and except for the contracts, arrangements, understandings and relationships described elsewhere in this Statement, as amended, Molly Maloney Evangelisti is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of The McClatchy Company, including but not limited to the transfer or voting of any of the securities of The McClatchy Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

TEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP No. 579489-10-5                  13D                     Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated as of August 18, 1998.



                                            /S/ MOLLY MALONEY EVANGELISTI
                                         ------------------------------------
                                              Molly Maloney Evangelisti